UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SINOHUB, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

82935L101
(CUSIP Number)

Thomas S. Brennan
Posternak Blankstein & Lund LLP
Prudential Tower, 33rd Floor
800 Boylston Street
Boston, MA 02199
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 29, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82935L101
(1) Names of reporting persons	Jan CG Rejbo
(2) Check the appropriate box if a member of a group	(a) ☐
(see instructions)	(b) ☐
(3) SEC use only
(4) Source of funds (see instructions)	PF
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	Sweden
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	3,663,505
(8) Shared voting power
(9) Sole dispositive power	3,663,505
(10) Shared dispositive power
(11) Aggregate amount beneficially owned by each reporting person	3,663,505
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions) (See Item 4 below)	☒
(13) Percent of class represented by amount in Row (11)	12.83%
(14) Type of reporting person (see instructions)	IN

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D originally filed on December 8, 2009, as amended by Amendment No. 1 to Schedule 13D as filed on April 21, 2010 (“Amendment No. 1”) by the Reporting Person (as defined below), related to the common stock, $0.001 par value per share (the “Common Stock”), of SinoHub, Inc., a Delaware corporation (the “Issuer”).  The purpose of this Amendment is to reflect the sale by the Reporting Person of 237,430 shares of Common Stock of the Issuer pursuant to a resale registration statement on Form S-3 (Reg. No. 333-162767) (the “Registration Statement”), filed on October 30, 2009.

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Common Stock of the Issuer, the principal executive offices of which are located at 6/F, Bldg 51, Rd 5, Qiongyu Blvd., Technology Park, Nanshan District Shenzhen, People’s Republic of China.

Item 2. Identity and Background.

This statement is being filed by Jan Rejbo (the “Reporting Person”).  The Reporting Person is a citizen of Sweden.  His principal occupation is private investor.  The Reporting Person’s residence is 75/12 M.12 Grand Crystal, Praditmanutham Road, Klong Kum, Beung Kum, Bangkok W1, Thailand 10240.

During the last five years, the Reporting Person (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

From November 23 to November 29, 2010, the Reporting Person sold 237,430 shares in open market transactions pursuant to the Registration Statement (as more fully described in Item 5(c) below).

Item 4. Purpose of Transaction.

The Reporting Person considers the shares of Common Stock of the Issuer that he beneficially owns as an investment made in the ordinary course of his business.  The transactions described in Item 3 were effected by the Reporting Person to monetize the value of a portion of his investment in the shares of the Issuer.  The Reporting Person intends to review on a continuing basis his investment in the Issuer, including the Issuer’s business, financial condition and operating results and general market and industry conditions and, based upon such review, may dispose of shares of Common Stock of the Issuer in the open market, in privately negotiated transactions or in any other lawful manner. The Reporting Person is listed as a selling stockholder in the Registration Statement for 3,435,117 shares of the Issuer’s Common Stock, of which he has sold 237,460 of such shares as described above for an aggregate number of 737,460 shares sold pursuant to the Registration Statement.  Except as described above, the Reporting Person currently has no plans or proposals which relate to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this report.

Item 5. Interest in Securities of the Issuer.

(a) and (b)               The Reporting Person is the direct beneficial owner of an aggregate of 3,663,505 shares of Common Stock of the Issuer, representing approximately 12.83% of the 28,558,280 shares of Common Stock stated to be outstanding by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 12, 2010. The Reporting Person has sole power to direct the vote and sole power to direct the disposition of these shares of Common Stock of the Issuer.  The Reporting Person disclaims beneficial ownership of the 45,000 shares of Common Stock of the Issuer held by his wife and the 20,000 shares of Common Stock of the Issuer held by his daughter.

(c)           The following table sets forth the transactions in the Common Stock effected by the Reporting Person since the filing of Amendment No. 1.

Date	Type of Transaction	Type of Security	Number of Shares	Weighted Average Price Per Share
11/23/10	Open Market*	Common Stock	26,216	$ 3
11/24/10	Open Market*	Common Stock	51,939	$2.9562**
11/26/10	Open Market*	Common Stock	4,410	$ 2.9
11/26/10	Open Market*	Common Stock	1,500	$ 2.93
11/29/10	Open Market*	Common Stock	153,355	$3.0027**
*Shares were sold on the open market pursuant to the Registration Statement.
**On November 24, 2010, the shares were sold on the open market at prices between $2.93 and $3.00 per share. On November 29, 2010, the shares were sold on the open market at prices between $2.90 and $3.07 per share. Upon request of the Commission staff, the Issuer or a security holder of the Issuer, the Reporting Person will provide full information regarding the number of shares sold at each separate price.

(d)           Not applicable.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 and between such person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.  The Reporting Person is a party to an agreement (the “Registration Rights Agreement”) with the Issuer providing him with certain demand and piggyback registration rights with respect to 3,435,117 shares of his Issuer Common Stock, of which he has sold 737,460 pursuant to the Registration Statement.  The Registration Rights Agreement is filed as exhibit 10.37 to Amendment No. 4 to the Issuer’s registration statement on Form S-1 (Reg. No. 333-154731), filed with the SEC on April 14, 2009 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 2010

JAN CG REJBO

Signature:	/s/ Jan CG Rejbo